Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, PA 15208

April 20, 2022

Via EDGAR

Jason Drory

Anne Parker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Lipella Pharmaceuticals Inc. Draft Registration Statement on Form S-1 Submitted February 14, 2022 CIK No. 0001347242

Dear Sir and Madam:

This letter responds to the letter, dated March 14, 2022, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Draft Registration Statement on Form S-1 (the “Form S-1”) of Lipella Pharmaceuticals Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently confidentially submitting with this letter Amendment No. 1 to the Form S-1 (“Amendment No. 1”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 1.

Draft Registration Statement on Form S-1 submitted February 14, 2022

Prospectus Summary, page 1

1.	Please tell us the basis for your disclosure that you are “developing LP-10 and [y]our Platform to be, to [y]our knowledge, the first drug candidate and drug delivery technology used to treat cancer survivors who acquire HC.”

Our disclosure regarding the development of LP-10 and our Platform is based on our expertise in the field, as well as searches of relevant databases, including: the “Drugs@FDA” data resources as well as the “FDALabel” search engine, both of which are publicly available resources sponsored by the U.S. FDA.

2.	We note your disclosure in your pipeline table that you anticipate reporting top-line data in 4Q22 for your phase 2a clinical trial of LP-10. However, we note your disclosure elsewhere, including at the top of page 3, where you state you “expect to report top-line data from LP-10’s phase 2a clinical trial in the third quarter of 2022.” Please correct for this inconsistency or advice otherwise.

In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 1 accordingly.

3.	We note the inclusion of LP-310 in your pipeline table. Given the limited disclosure related to this program, please explain why it is sufficiently material to your business to warrant inclusion in your pipeline table. If it is material, please expand your disclosure in the Business section to provide a more fulsome discussion of this program, including a description of studies or development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table.

In response to the Staff’s comment, we have revised the business disclosure on pages 1-3, 47, 56-57 and 64-65 of Amendment No. 1 accordingly.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

April 20, 2022

Risk Factors Summary, page 5

4.	Please expand your disclosure to add a risk factor and summary risk factor discussing your independent registered public accounting firm’s doubt about your ability to continue as a going concern.

In response to the Staff’s comment, we have revised the summary risk factor and risk factor disclosure on pages 5 and 10, respectively, of Amendment No. 1 accordingly.

5.	Please expand you risk factor bullet regarding your Chief Executive Officer and Chief Medical Officer's substantial influence on all matters submitted to your stockholders to quantify the percentage of voting power that will be held by such individuals after this offering.

In response to the Staff’s comment, we have revised the summary risk factor and risk factor disclosure on pages 6 and 31, respectively, of Amendment No. 1 accordingly. The disclosure of the percentage voting power that will be held by such individuals after this offering will be completed once assumed and actual pricing and share information is included in the Company’s Registration Statement on Form S-1.

Use of Proceeds, page 43

6.	Please revise your disclosure to indicate how far the proceeds from the offering will allow you to progress with continued development of each program referenced. For example, please clarify whether or not you expect to complete the Phase 2a trial for LP-10 with the $7 million you currently have allocated “for the advancement of the LP-10 clinical trials” in your use of proceeds section.

In response to the Staff’s comment, we have revised the disclosure in the Use of Proceeds section on page 41 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 54

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

The Company acknowledges the Staff’s comment and confirms that, once the Company has an estimated initial public offering price or range, the Company will provide an explanation in the Company’s Registration Statement on Form S-1 for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for the differences between recent valuations of the Company’s common stock leading up to its initial public offering and the estimated initial public offering price.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

April 20, 2022

Business, page 58

8.

We note statements throughout your Business section regarding the performance of your product candidates. For example only, we note the following statements:

●         “[w]e believe that LP-10 is an effective therapy against HC”; and

●         “interim results indicate the potential safety and efficacy of LP-10 for HC patients.”

Please revise these statements and similar statements throughout the prospectus so that the basis for each performance claim is clear. Safety and efficacy determinations are the exclusive authority of the FDA or comparable foreign regulators. You may provide a summary of the data that you used to draw these conclusions, but not the conclusions or predictions that the product candidates are safe or effective.

In response to the Staff’s comment, we have revised the disclosure in the Business section of Amendment No. 1 accordingly, including, specifically, on pages 56-59 and 63-64. We have also revised similar disclosure on pages 1 and 47 of Amendment No. 1 accordingly.

Other Background, page 58

9.	We note your disclosure here that, “[p]reclinical studies evaluating the delivery of LP-10 via [y]our Platform have been completed and have demonstrated successful reduction of both chemotherapy-induced and radiation-induced bladder inflammation and damage.” Please revise your disclosure here to clearly state, if true, that these studies were animal trials. In this regard, we note your disclosure on pages 63 and 64.

In response to the Staff’s comment, we have revised the disclosure on pages 57 and 61 of Amendment No. 1 accordingly.

Our Strategy, page 60

10.	We note your disclosure here and in the Manufacturing Facility section that your strategy is to “rapidly advance” your product candidates and “[y]our manufacturing compliance needs may increase rapidly because early-stage 505(b)(2) regulatory pathway products can quickly obtain NDA approval.” Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

In response to the Staff’s comment, we have revised the disclosure on pages 18, 58-59, 65, 69 and 70 of Amendment No. 1 accordingly to remove the speculatory nature of the disclosure.

LP-10 and the Treatment of Hemorrhagic Cystitis, page 61

11.	We refer to your statements that you intend to pursue a section 505(b)(2) approval pathway, and that this path may expedite the development of your programs. Please expand your explanation of this process so that investors understand the steps necessary to achieve FDA approval using this process. Additionally, identify and describe the studies and results you intend to rely on, including the identification of the parties that performed the studies. Please also disclose whether the FDA has given any indication that you may use such pathway for LP-10 or your other material product candidates.

In response to the Staff’s request, we have revised the disclosure on pages 18, 59 and 69 of Amendment No. 1 accordingly.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

April 20, 2022

Prevalence, page 62

12.	We note your disclosure here that you “have measured annual cyclophosphamide and ifosphamide use in a large commercial database and inferred the upper range of consequential HC to potentially reach 60,000 new cases per year.” Please disclose any material assumptions and limitations associated with your estimate of the 60,000 new consequential HC cases per year or otherwise advise.

In response to the Staff’s comment, we have revised the disclosure on pages 60 and 62 of Amendment No. 1 accordingly.

Our Addressable Market, page 64

13.	We note your disclosure here that you could receive “approximately $1.2 billion in gross revenues annually.” Please revise to include balancing disclosure that your product candidate, LP-10, is not currently approved for any indication and is being studied in ongoing clinical trials and that there can be no assurance that your product candidate will receive FDA approval.

In response to the Staff’s comment, we have revised the disclosure on page 62 of Amendment No. 1 accordingly.

Our Metastable Liposome Intravesical Drug Delivery Platform, page 66

14.	Please revise your disclosure to explain what you mean by “extensive clinical history with the liposomal delivery vehicle.” In addition, please provide your basis for your belief that “[y]our Platform provides an optimal approach for treating urinary bladder conditions,” given your current, clinical and discovery stages of development of your product candidates.

In response to the Staff’s comment, we have revised the disclosure on page 65 of Amendment No. 1 accordingly. See also our responses above to comments 1, 8 and 9 from the Staff.

Intellectual Property, page 67

15.	Please revise your intellectual property disclosure to clearly describe the expiration year of each patent, and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent. In addition, we note you are “actively prosecuting additional patent applications in the United States and in Europe, Canada, Mexico and Australia.” Please update your disclosure here to clarify whether or not you have material pending patent applications in these jurisdictions. To the extent material, please disclose the type of patent protection you are seeking, the applicable jurisdictions and the potential patent expiration dates for each material pending patent application.

In response to the Staff’s comment, we have revised the intellectual property disclosure on pages 1, 3, 28, 47, 56 and 65-66 of Amendment No. 1 accordingly.

Expedited Development and Review Programs, page 70

16.	We note your disclosure that, “LP-10, and the specific indication for which it is being studied, meets the qualifications for Fast Track designation” and “LP-10, and the specific indication for which it is being studied, meets the qualifications for Breakthrough Therapy designation.” Please revise your disclosure to clarify that even though you believe LP-10 meets the qualification for Fast Track designation and Breakthrough Therapy designation, the FDA will ultimately make such determination.

In response to the Staff’s comment, we have revised the disclosure on pages 2 and 69-70 of Amendment No. 1 accordingly.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

April 20, 2022

Executive Employment Arrangements, page 78

17.	Please file as exhibits the employment agreements entered into with your named executive officers. See Item 601(b)(10) of Regulations S-K.

In response to the Staff’s comment, we submitted with Amendment No. 1 all employment agreements entered into with our named executive officers as Exhibits 10.1, 10.2, and 10.3 and such agreements will be filed as exhibits to the Company’s Registration Statement on Form S-1.

Certain Relationships and Related Party and Other Transactions, page 84

18.	We note your disclosure on page 67 that you entered into a non-binding memorandum of understanding, dated November 6, 2021, with Cook MyoSite. In addition, we note your disclosure on page 72 where it appears that Dr. Chancellor is affiliated with Cook MyoSite. Please revise your disclosure to provide more details of your arrangements with Cook Myosite and disclose this arrangement as a related party transaction under Item 404(a) of Regulation S-K or otherwise advise. In addition, please file any related party transaction agreements as exhibits, as required by Item 601(b)(10)(i)(A) of Regulation S-K.

In response to the Staff’s comment, we have revised the related party disclosure on page 66 of Amendment No. 1 accordingly. In addition, we respectfully advise the Staff that the non-binding memorandum of understanding, dated November 6, 2021, with Cook MyoSite does not contain any pricing terms and, therefore, the amount involved does not yet exceed the threshold required for disclosure of such memorandum as a related party transaction pursuant to Item 404(a) of Regulation S-K.

Principal Stockholders, page 85

19.	For each stockholder in the principal stockholders table that is neither a natural person nor a public reporting company, please revise to identify the natural person with voting and investment control.

In response to the Staff’s comment, we have revised the principal stockholders table disclosure on pages 84-85 of Amendment No. 1 accordingly.

Provisions of Our Certificate of Incorporation and Bylaws

Choice of Forum, page 90

20.	Consistent with your risk factor disclosure on page 36, please add disclosure describing whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, we have revised the choice of forum disclosure on page 89 of Amendment No. 1 accordingly.

General

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

As of the date of this response, we respectfully advise the Staff that neither the Company, nor anyone authorized to do so on its behalf, has yet presented to potential investors such written communications in reliance on Section 5(d) of the Securities Act. The Company will provide the Staff such requested copies once such presentations are made.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

April 20, 2022

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Benjamin Armour at (617) 338-2423 or at barmour@sullivanlaw.com, or Michael DeDonato at (212) 660-3038 or at mdedonato@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Name: Jonathan Kaufman
Title: Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Benjamin Armour, Esq., Sullivan & Worcester LLP
Michael DeDonato, Esq., Sullivan & Worcester LLP